RECEIVED

2008 JUN -5 P 1:32

OFFICE OF INTERNATI
CORPORATE FI

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

June 4, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

08003066

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated June 4, 2008 enclosing therewith the certificate of Completion and compliance of extinguishment / cancellation / destruction of total 10,18,447 equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited).

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

PROCESSED
JUN 1 0 2008 E
THOMSON REUTERS

Encl: as above

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

Dlw 6/6

RECEIVED

2008 JUN -5 P 1:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

June 4, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RELINFRA

Dear Sir,

Sub: Completion and compliance of extinguishment /cancellation / destruction of total 10,18,447 Equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished from May 1, 2008 to May 31, 2008.

A. SHARES IN DEMATERIALISED FORM EXISTING ON MAY 31, 2008: Nil

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	i. May 8, 2008	i. 399,784
		ii. May 9, 2008	ii. 44,643
		iii. May 16, 2008	iii. 374,020
		iv. May 30, 2008	iv. 200,000

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED ON MAY 31, 2008: Nil

Sr.No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	10,18,447

We enclose a certified true copy of certificates dated May 9, 2008, May 20, 2008 and May 31, 2008 of extinguishment / cancellation / destruction of 4,44,427, 374,020, and 200,000 equity shares respectively, aggregating 10,18,447 Equity Shares obtained in accordance with the provisions regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of 10,18,447 equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
23,44,91,711	10,18,447	23,34,73,264

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

June 4, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Sub: Completion and compliance of extinguishment /cancellation / destruction of total 10,18,447 Equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished from May 1, 2008 to May 31, 2008.

A. SHARES IN DEMATERIALISED FORM EXISTING ON MAY 31, 2008: Nil

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	i. May 8, 2008	i. 399,784
		ii. May 9, 2008	ii. 44,643
		iii. May 16, 2008	iii. 374,020
		iv. May 30, 2008	iv. 200,000

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED ON MAY 31, 2008: Nil

Sr. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	10,18,447

We enclose a certified true copy of certificates dated May 9, 2008, May 20, 2008 and May 31, 2008 of extinguishment / cancellation / destruction of 4,44,427, 374,020, and 200,000 equity shares respectively, aggregating 10,18,447 Equity Shares obtained in accordance with the provisions regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of 10,18,447 equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
23,44,91,711	10,18,447	23,34,73,264

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period April 25, 2008 to May 9, 2008

A. SHARES IN DEMATERIALISED FORM

Name of the Depository Participant and DP ID No	Company's A/c No	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	May 8, 2008	399,784
		May 9, 2008	44,643

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED Nil

Sl. No.	Registered Folio No.	Certificate No	Distinctive No of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	4,44,427

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For Chaturvedi & Shah
Chartered Accountants

C D Lala
Partner
Membership No. 35671

For Karvy Computershare Private Limited

Authorised Signatory

For Reliance Infrastructure Limited

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 09.05.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period May 10, 2008 to May 19, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	May 16, 2008	3,74,020

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No	Certificate No	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	3,74,020

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
Membership No 35671

For Karvy Computershare Private Limited

Authorised Signatory

For Reliance Infrastructure Limited

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 20.05 2008

CC: JM Financial Consultants Pvt Ltd , 141 Maker Chambers III, Nariman Point, Mumbai

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY RELIANCE INFRASTRUCTURE LIMITED ("Company") (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period May 20, 2008 to May 31, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	May 30, 2008	2,00,000

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

Sl. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	2,00,000

It is certified that the above equity shares of Reliance Infrastructure Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For **Chaturvedi & Shah**
Chartered Accountants

C. D. Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Authorised Signatory

For **Reliance Infrastructure Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 31.05.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

Certified True Copy
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

END